CMB.TECH & GOLDEN OCEAN PROPOSED MERGER

CMB .TECH

GOLDEN OCEAN



Capital Markets Day – 24 April 2025

Cautionary Note Regarding Forward-Looking Statements

This presentation contains forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, Section 27A of the U.S. Securities Act of 1933, as amended, and the U.S. Private Securities Litigation Reform Act of 1995, which provides safe harbor protections for forward-looking statements. CMB.TECH NV ("CMB.TECH") and Golden Ocean Group Limited ("Golden Ocean") desire to take advantage of such safe harbor provisions. Forward-looking statements reflect CMB.TECH's and Golden Ocean's current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, underlying assumptions and other statements, which are subject to uncertainty and are not statements of historical facts.

All statements, other than statements of historical facts, that address activities, events or developments that CMB.TECH and/or Golden Ocean expect, project, believe or anticipate will or may occur in the future, including, without limitation, the contemplated transaction pursuant to which Golden Ocean will merge with and into CMB.TECH, may not occur as expected or at all. The delivery of vessels, the outlook for shipping rates of dry bulk, tanker and other sectors of the shipping industry, competitive position, general industry conditions, future operating results of CMB.TECH and/or Golden Ocean, or their vessels, capital expenditures, expansion and growth opportunities, technological or market trends, bank borrowings, financing activities, decarbonisation plans and goals and other such matters, are forward looking statements.

The words "believe", "anticipate", "estimate", "project", "plan", "future", "grow", "leading", "may", "might", "potential", "proposed", "possible", "expect", "intend", "will" and "would" and similar expressions are intended to identify forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, as a guarantee, an assurance, a prediction or a definitive statement or fact or probability.

Although CMB.TECH and Golden Ocean believe that their expectations stated in this presentation are based on reasonable assumptions, actual results may differ from those projected in the forward-looking statements. Important factors that, in CMB.TECH's and Golden Ocean's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of the anticipated merger to be consummated, the failure of counterparties to fully perform their obligations to CMB.TECH and Golden Ocean, the strength of the world economies and currencies, inflation, general market conditions, including changes in vessel charter hire rates and vessel values, changes in demand for dry bulk cargo vessels, changes in CMB.TECH's and Golden Ocean's vessel operating expenses, including dry docking, crewing and insurance costs, or actions taken by regulatory authorities, ability of customers of CMB.TECH's and Golden Ocean's pools to perform their obligations under charter contracts on a timely basis, potential liability from future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Moreover, new risks may emerge from time to time.

You are cautioned not to place undue reliance on CMB.TECH's and Golden Ocean's forward-looking statements. These forward-looking statements are and will be based upon the respective management's then-current views and assumptions regarding future events and performance and are applicable only as of the dates of such statements. CMB.TECH and Golden Ocean undertake no obligation to publicly update or revise any forward-looking statement contained in this presentation, whether as a result of new information, future events or otherwise, except as required by law In light of the risks, uncertainties and assumptions, the forward-looking events discussed in this presentation might not occur, and our actual results could differ materially from those anticipated in these forward-looking statements. No representation or warranty, express or implied, is given, regarding the accuracy and completeness of any forward looking statements, and none of CMB.TECH, Golden Ocean or their respective directors, officers, employees or advisers accept any liability or responsibility for any loss howsoever arising, directly or indirectly, from use of this presentation or its contents or otherwise arising in connection therewith, except as may follow from mandatory law.

Disclaimer

Use of Non-GAAP Financial Measures

This presentation includes certain non-GAAP financial measures as defined under U.S. Securities and Exchange Commission (the "SEC") rules. These non-GAAP financial measures include and reflect managements' current expectations and beliefs regarding the potential benefits of the proposed merger. CMB.TECH and Golden Ocean believe that the presentation of these non-GAAP measures provides information that is useful to CMB.TECH's and Golden Ocean's shareholders. These non-GAAP measures should be considered in addition to, not as a substitution for, or superior to other measures of financial performance prepared in accordance with GAAP as more fully discussed in CMB.TECH's and Golden Ocean's respective financial statements and filings with the SEC. As used herein, "GAAP" refers to accounting principles generally accepted in the United States of America.

Disclaimer

Copies of this presentation are not being made and may not be distributed or sent into any jurisdiction in which such distribution would be unlawful or would require registration or other measures. Persons distributing this presentation must do so in a lawful manner. The potential transactions described in and distribution of this presentation may be restricted by law in certain jurisdictions. Persons who possess this presentation, any document or other information referred to herein, should inform themselves about, and observe, any such restrictions.

This presentation has been prepared for information purposes only. Neither the presentation nor anything contained herein shall form the basis of, or be relied upon in connection with, or act as an inducement to enter into, any investment activity. This presentation does not purport to contain all of the information that may be required to evaluate any investment decision in CMB.TECH or Golden Ocean or any of their securities and should not be relied upon to form the basis of, or be relied on in connection with, any contract or commitment or investment decision whatsoever, including in connection with the proposed merger. This presentation is intended to present background information on CMB.TECH and Golden Ocean, their respective businesses and the industry in which they operate and is not intended to provide complete disclosure upon which an investment decision could be made. Additional information on CMB.TECH and Golden Ocean and factors, risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by forward-looking statements in this presentation can be found in each company's Form 20-F for the fiscal year ended December 31, 2024 and other filings with the SEC.

This presentation is not a recommendation in favor of the proposed merger described herein. In connection with the proposed merger, CMB.TECH intends to file with the SEC a registration statement on Form F–4 that will include a prospectus of CMB.TECH and a proxy statement of Golden Ocean. CMB.TECH and Golden Ocean also plan to file other relevant documents with the SEC regarding the proposed merger. YOU ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND RELATED MATTERS. You may obtain a free copy of the proxy statement/prospectus (when it becomes available) and other relevant documents that CMB.TECH and Golden Ocean file with the SEC at the SEC's website at www.sec.gov.

Valuation disclaimer

The Clarkson Valuations Limited market values were prepared at 28 March 2025 and are not a guide to the market values of the vessels at any other point in time. Market values in the shipping industry can be volatile. The valuation was provided on the basis of prompt charterfree delivery and where applicable on a with charter basis, as between a willing Buyer and willing Seller. No physical inspection or examination of the vessels' classification records was performed prior to the valuation and the vessels were assumed to be in good and seaworthy condition. The with charter valuations assumes that the respective charterers will perform all their charter obligations including as to payment of hire for the balance of the charterparty period described."

Presentation Topics

1. The Transaction
2. CMBT & GOGL Pro-Forma Company
3. Value Creation
4. Marine Divisions


GOLDEN KATHRINE

The Transaction

Proposed merger between CMB.TECH & Golden Ocean

Key Terms of the Proposed Merger

Merger Structure	• Stock-for-stock merger with CMB.TECH being the surviving entity • CMB.TECH and Golden Ocean shareholders to own approximately 70% and 30% (or 67% and 33% excluding treasury shares) of CMB.TECH post merger, respectively
Exchange Ratio	• Golden Ocean shareholders to receive 0.95 CMB.TECH shares per 1.00 share of Golden Ocean, basis $15.23 per share for CMBT and $14.49 per share for GOGL (i.e. same price as share purchase agreement between CMB.TECH and Hemen Holding Limited dated 4 March 2025) • Subject to customary adjustments, including to reflect share buybacks, share issuances or dividend distributions that take place prior to closing of the merger
Leadership, Group Name & Headquarters	• Alexander Saverys to remain CEO of the combined company • Operate as CMB.TECH NV • Headquartered in Belgium with offices in Europe, North America, Africa, and Asia
Listings	• Listing on NYSE and Euronext Brussels • CMB.TECH will pursue a secondary listing on Euronext Oslo Børs • Combined market cap of c. $3.2 billion with sizeable free float of approximately 38.4% (excluding treasury shares)
Path to Close	• The parties aim to enter into definitive transaction agreements, including an agreement and plan of merger, in Q2 2025 and to complete the merger in Q3 2025. The proposed merger is subject to several customary conditions, including confirmatory due diligence, the negotiation and execution of definitive transaction agreements, applicable board approvals, regulatory approvals and third-party consents, Golden Ocean shareholder approval, and effectiveness of a registration statement on Form F-4 to be filed with the SEC

Company Profile CMB.TECH

Marine

Design, build and operate a future-proof fleet powered by hydrogen and ammonia:

BOCIMAR — Dry-Bulk carriers	EURONAV — Suezmax tankers / VLCC tankers, Floating Storage and Offloading
BOCHEM — Chemical tankers	WINDCAT — Crew Transfer Vessels, Commissioning Service Operation Vessels
DELPHIS — Container	Tugboats, Ferry units, Workboats

H2 Infra

Technology and infrastructure to produce and distribute green H_2 and NH_3, the fuel of the future

H2 Industry

Development of H_2 systems for Marine and Land-based applications – in cooperation with leading OEMs

CMB.TECH marine in numbers

Total of **162** vessels with an average age of **4.1** years [1]

Category [2]

40	30	16	5	67	4
oil	dry-bulk	chemical	container	off-shore wind	other

Energy

80	54	28
conventional	ammonia ready ammonia fitted	dual fuel hydrogen

CMB.TECH's business model is designed to enable the grey-to-green transition of the maritime industry with a focus on hydrogen for small ships and ammonia for large ships – whilst creating value for our shareholders, serving customers with reliable, qualitative and safe services, and attracting and inspiring the best talents.

[1] Age calculation: new building fleet set at 0, excluding CTV's (Avg. age 9.8 years) [2] Data format: fleet on the water + new building orders

Company Profile CMB.TECH

P&L Q4 and FY 2024

The most important key figures (unaudited) are:

(in thousands of USD)	Fourth Quarter 2024	Fourth Quarter 2023	YTD 2024	YTD 2023
Revenue	226,029	268,633	940,246	1,235,127
Other operating income	8.254	3.811	50.660	23.316
Raw materials and consumables	(1,576)	—	(3,735)	—
Voyage expenses and commissions	(42.692)	(38.418)	(174.310)	(142.090)
Vessel operating expenses	(52,817)	(57,545)	(199,646)	(231,033)
Charter hire expenses	(3)	(2.071)	(138)	(4.500)
General and administrative expenses	(24.616)	(21.983)	(77.766)	(62.532)
Net gain (loss) on disposal of tangible assets	71.114	323.327	635.017	372.444
Depreciation	(43.911)	(49.417)	(166.029)	(221.040)
Impairment losses	(1.847)	—	(1.847)	—
Net finance expenses	(47,096)	(18,004)	(130,650)	(104,729)
Share of profit (loss) of equity accounted investees	(1,418)	(915)	920	(927)
Result before taxation	**89,421**	**407,418**	**872,722**	**864,036**
Tax benefit (expense)	3,709	(835)	(1,893)	(6,009)
Profit (loss) for the period	**93,130**	**406,584**	**870,829**	**858,027**
Attributable to: Owners of the Company	93.130	406.584	870.829	858.027

EBITDA adj.

Adjusted for capital gains (in USD Million)



143.2
146.4
115.8
109.3
Q1 2024
Q2 2024
Q3 2024
Q4 2024

USD 515 million

NET INCOME

(in USD Million)



495.2
184.4
98.1
93.1
Q1 2024
Q2 2024
Q3 2024
Q4 2024

USD 871 million

NET INCOME adj.

Adjusted for capital gains (in USD Million)



87.7
69.7
36.7
22.0
Q1 2024
Q2 2024
Q3 2024
Q4 2024

USD 216 million

Liquidity	Contract backlog	Outstanding CAPEX	FMV Fleet[1]
343.8 Million USD	2.94 Billion USD	2.2 Billion USD	7.5 Billion USD (Fleet on the water and NB)

Powered by: EURONAV, BOCIMAR, DELPHIS, BOCHEM, WINDCAT

[1] Fair Market Value (FMV): average of broker valuations of Fearnleys and Clarkson Valuations Limited (specific disclaimer on slide 3). Valuation CMBT 28/03/2025

Company Profile GOLDEN OCEAN

Golden Ocean, the leading owner in large-sized dry bulk.

Positioned to capture market strength and generate significant cash flow with modern, fuel-efficient fleet, large commercial scale and highly competitive cash costs. GOGL provides exposure to the largest segments in dry, whilst offering high liquidity and an opportunity to capture volatility.

Focus on larger vessels to capture market upside and volatility



BDI Cape
BDI Supra

Modern, fuel efficient fleet with industry low CBE and premium market earnings



22,680
18,194
GOGL TCE 2024
Weighted avg C5STC/PM4TC

$1.4bn market cap (NASDAQ/OSE) with high trading liquidity



150
100
50
0
shares (millions)
2020
2021
2022
2023

Well positioned for tightening regulations (IMO, EUAs etc)



B
CII rating
2020-23

	Nmax/ Cape	Kmax/ Pmax	Full fleet
# of vessels (whereof NBs)	**59** (-)	**32** (-)	**91** (-)
DWTm	**11.1**	**2.6**	**13.7**
Avg age (World avg)	**8.1** (10.7)	**8.3** (12.2)	**8.2**
% scrubber	**68%**	**25%**	**53%**
Cash breakeven ($/day/vessel)	**14,600**	**12,350**	**13,750**
TCE 2024 (Market rate)	**27,100** (21,458)	**15,500** (12,118)	**22,680** (18,194)

Note: Market rate for Nmax/Cape and Kmax/Pmax is the C5STC and PM4TC respectively and for full fleet the weighted average of the C5STC & PM4TC. Market rate adjusted for 5% commission.

Company Profile GOLDEN OCEAN

P&L Q4 2024 and FY 2024

(in thousands of $)	FY 2024	FY 2023	Q4 2024	Q3 2024	Quarterly Variance
Operating revenues and other operating income/expenses	968,420	885,767	210,973	260,621	(49,648)
Voyage expenses	(192,890)	(246,161)	(36,045)	(54,066)	18,021
Net revenues	**775,530**	**639,606**	**174,928**	**206,555**	**(31,627)**
Gain from disposal of vessels	**21,427**	**9,188**	**16,092**	**4,202**	**11,890**
Ship operating expenses	(293,971)	(251,950)	(95,606)	(69,441)	(26,165)
Administrative expenses	(24,303)	(18,679)	(6,482)	(5,282)	(1,200)
Charter hire expenses	(22,715)	(42,225)	(4,198)	(6,363)	2,165
Impairment loss on vessels	-	(11,780)	-	-	-
Depreciation	(141,627)	(135,548)	(35,560)	(35,813)	253
Net operating expenses	**(482,616)**	**(460,182)**	**(141,846)**	**(116,899)**	**(24,947)**
Net operating income	**314,341**	**188,612**	**49,174**	**93,858**	**(44,684)**
Net financial expenses	(101,343)	(98,947)	(23,331)	(25,497)	2,166
Derivatives and other income	10,764	23,144	13,559	(11,982)	25,541
Net income before taxation	**223,762**	**112,809**	**39,402**	**56,379**	**(16,977)**
Income tax expense	(548)	(541)	(398)	(50)	(348)
Net income	**223,214**	**112,268**	**39,004**	**56,329**	**(17,325)**
Earnings per share: basic and diluted	$1.12	$0.56	$0.20	$0.28	($0.08)
Adjusted EBITDA	**428,852**	**337,180**	**69,882**	**124,359**	**(54,477)**
TCE per day	**22,680**	**17,905**	**20,809**	**23,726**	**(2,917)**

FY 2024

TCE rate

$ 22,680

EPS

$ 1,12

Net income

$ 223.2 million

FY 2024 dividend

$ 1.05 /s

Q4 2024

TCE rate

$ 20,809

EPS

$ 0,20

Net income

$ 39.0 million

Q4 dividend

$0.15/s


GOLDEN HOPE
NO SMOKING
SAFETY FIRST

CMB .TECH

CMBT & GOGL Pro-Forma

A leading diversified maritime group

Further reference made to CMB.TECH in this presentation is forward-looking and describes the CMBT & GOGL pro-forma company and its business plans after the proposed all stock transaction.

A Leading Diversified Maritime Group

GOLDEN OCEAN | CMB.TECH

Fleet		Finance		Listing
202+51 Modern Eco Vessels	**3 billion** Contract backlog (USD)	**$ 11.1 billion** Fair Market Value[1]	**~50%** Through-out the cycle leverage target	NYSE
171 / 54 (NH_3) / 28	**6.1** Average age (excl. CTV's 9.79y)	**~$ 14.9/s** 1 x NAV per share estimation	**$ 2.2 billion** CAPEX commitments	EURONEXT / OSLO BØRS

THE diversified and future-proof maritime group

103+18	33+7	4+1	6+10	53+14
6.3 years Avg. age	9.3 years Avg. age	1 years Avg. age	<1 years Avg. age	<1 y Avg. CSOV; 9.8 y Avg. CTV
6,064 FMV $ millions	3,257 FMV $ millions	381 FMV $ millions	810 FMV $ millions	611 FMV $ millions

[1] Fair Market Value (FMV): average of broker valuations of Fearnleys and Clarkson Valuations Limited (specific disclaimer on slide 3). Valuation GOGL 12/03/2025, and CMBT 28/03/2025. Market cap basis 25/03/2025.

Experienced Leadership, Proven Success



Alexander Saverys
Chief Executive Officer

Alexander Saverys serves on the Management Board of CMB.TECH as Chief Executive Officer.

He founded Delphis in 2004, a short sea container shipping company.
He became director of CMB in 2006 and is Chief Executive Officer of CMB since September 2014.



Ludovic Saverys
Chief Financial Officer

Ludovic serves on the Management Board of CMB.TECH as Chief Financial Officer.

He is also the CFO of CMB and the General Manager of Saverco NV. He was on EURN board from 2015 to 2021.



Michael Saverys
Chief Chartering Officer

Michael serves on the Management Board of CMB.TECH as Chief Chartering Officer.

In 2009 he joined CMB as Chartering Director of Bocimar International, and he is a member of the Board and Executive Committee of CMB NV. t



Maxime Van Eecke
Chief Commercial Officer

Maxime serves on the Management Board of CMB.TECH as Chief Commercial Officer.

He started as Legal Counsel for the CMB group in 2005 and became MD of Delphis in 2014. In 2021 he was appointed CCO of the CMB group. He is an executive board member of CMB NV.



Benoit Timmermans
Chief Strategy Officer

Benoit serves on the Management Board of CMB.TECH as Chief Strategy Officer.

He is in charge of the Chemical division and zero carbon fuel procurement. He is an executive board member of CMB NV.

- The founders of CMB.TECH and driving force behind the rapid technological advancements which result in proprietary H_2 and NH_3 technologies
- Combined they hold over 100 years of shipping experience – financial, commercial, and operational
- Have been instrumental to the success and growth of Euronav and CMB.TECH during the last decade
- Ambitious strategy for CMBT to be a leading diversified maritime group – on both NYSE and EURONEXT (Brussel and Oslo)
- Clear vision on how to become the reference in diversified and future-proof shipping

Source: Public information

What Do We Stand For?

1. We create diverse, sustainable, and high-quality cash-flows.

   We reward our shareholders.

2. CMB.TECH builds, owns, operates the largest pool of eco vessels – that are either modern eco vessels, or run or are ready to run on H_2 and NH_3.

CMB.TECH

3. We attract and inspire the best talents.

4. We serve our clients with reliable, qualitative, and safe services.

The Saverys family as a strong anchor shareholder

The Power of Diversification, the Edge in Market Cycles


OB/F %
Cape order boom becoming 20y
LNG Orderbook % Fleet
LPG Orderbook % Fleet
Containership Orderbook % Fleet
Product Tanker 10K+ Orderbook % Fleet
Chemical Tanker (10-54,999 dwt) Orderbook % Fleet
Suezmax Orderbook % Fleet
Panamax Orderbook % Fleet
VLCC Orderbook % Fleet
Capesize Orderbook % Fleet
OB/F < 10%
Market attractiveness
2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025

83.3% of total FMV of CMB.TECH exposed to favourable OB/F and age profiles, remaining 16.7% mainly fixed under long-term TC contracts


CMB.TECH
& CMB.TECH
33+7
103+18
VLCC & Suezmax
Nuke & Panamax


Orderbook to fleet %
Replacement needs (%>20y)
Replacement needs (%>15y)
Suezmax 16 18 39
VLCC 10 16 37
Panamax 13 17 30
Capesize 8 7 27

Geared Up for Resilient Performance Across the Shipping Cycles (1)

Mix of spot and TC exposure

Exposed to different contract types balancing spot market income with predictable long-term cashflows (extensive contract backlog of ~$3 bn [3])

2025 [1]	2026	2027



TC days
12.5%
87.5%
Spot days
11.8%
88.2%
11.6%
88.4%

55,874 days	62,431 days	65,856 days

End-markets diversification

Exposure to diversified and attractive end-markets across various shipping sectors (dry bulk, crude oil, containers, chemicals and off-shore wind)



~11.1 $billion
Combined FMV
EURONAV
29,2%
54,4%
BOCIMAR
7,3%
BOCHEM
5,5%
WINDCAT
0,2%
3,4%
DELPHIS

Blue chip clients

Proven track record with blue-chip clients [2]

TRAFIGURA, EXXON, FMG Fortescue, VALERO, VATTENFALL, CMA CGM, RWE, Vestas, REPSOL SINOPEC, SAIPEM, MOL, Qatar Petroleum, GE, Stolt-Nielsen Limited

[1] 2025 GOGL & CMBT combined for full year 2025. All data is proforma for the two companies combined.
[2] Non-limitative list of clients. These firms have not consented to the use of their names in this presentation, nor have they endorsed the transaction or made any recommendations relating thereto.
[3] Contract backlog as of March 31 2025 including subsequent acquisitions, fully owned vessels, and 100% of our JV owned 210,000 dwt Newcastlemax bulk carriers. The contract backlog excludes charterers' extension options and purchase/cancellation options (if applicable).

Modern Fleet at the Forefront of Decarbonisation

~$11.1 billion
Combined FMV [1]

6.1 years
Average fleet age

CMB.TECH + GOLDEN OCEAN

162 + 91 = 253
Vessels

Mix of dual fuel fitted, dual fuel ready, and modern eco fleet: addressing todays and tomorrows customers' emission and efficiency challenges

	DRY-BULK VESSELS	OIL TANKERS	CONTAINER VESSELS	CHEMICAL TANKERS	OFF-SHORE WIND	PORT VESSELS & OTHER
Number of vessels	30 + 91 = 121	40	5	16	67	4
Avg. age	6.3 years	9.3 years	1 years	<1 years	<1 y Avg. CSOV; 9.8 y Avg. CTV	<3.7 y
FMV $ bn	6.1	3.3	0.4	0.8	0.6	0.02
Energy type: Conventional / Modern Eco	91	35	0	0	45	
Energy type: Ammonia (ready)	28	5	5	16	0	
Energy type: Dual-fuel hydrogen (H_2)	2	0	0	0	22	4

number of vessels (CMB.TECH + Golden Ocean) — Conventional / Modern Eco — NH_3 Ammonia (ready) — Dual-fuel hydrogen (H_2)

[1] Fair Market Value (FMV): average of broker valuations of Fearnleys and Clarkson Valuations Limited (specific disclaimer on slide 3). Valuation GOGL 12/03/2025, and CMBT 28/03/2025. Market cap basis 25/03/2025.

Hydrogen and Ammonia

CMB.TECH is ideally positioned to tap into each step of the energy transition towards future-proof shipping ...



BEHYDRO
Desalinated water
H_2O
Electricity
H_2
BATTERY
WIND PARK
SOLAR PARK
ELECTROLYSER
H_2 STORAGE
H_2
PORT VESSELS & EQUIPMENT
H_2
Nitrogen
$N_2 + H_2 = NH_3$
NH_3
NH_3
NH_3 REACTOR
NH_3 STORAGE
SEA GOING VESSELS
WIN GD

... with a clear vision on value creation for shareholders

- Sourcing, producing and consuming of the molecule – both for CMB.TECH and our charterers
- Dual fuel fitted vessels with long-term contracts diversifying cashflows throughout shipping cycles
- Dual fuel optionality providing the necessary flexibility in the short term to ensure profitability
- Real claims, proven by our Green Financing Framework – supporting access to favorable financing solutions

MOODY'S RATINGS



Sustainability quality score
SQS5 Weak
SQS4 Intermediate
SQS3 Good
SQS2 Very good
SQS1 Excellent
SQS2

CMB.TECH Strategy Supported by Regulations

Regulations: EU already in place, IMO 2028

IMO GHG strategy

MEPC 83 ✓
2028

Tier 2 deficit:
\$380 per tonne of CO_2eq
on a WtW basis

Tier 1 deficit:
\$100 per tonne of CO_2eq
on a WtW basis

EU Green Deal and EU Fit for 55

EU ETS ✓
2024

EU ETS 2024 average auction price of
€ 65 per ton of CO_2

FuelEU ✓
2025

€ 2,400 per ton of VLSFO
equivalent exceeding the limit

1

CMB.TECH | GOLDEN OCEAN

162 + 91 = 253
Vessels

CMB.TECH Strategy



Modern eco fleet, NH_3 dual fuel optionality & NH_3 dual fuel fitted fleet



H_2 dual fuel optionality & H_2 dual fuel fitted fleet

Source: FuelEU Maritime EU Regulation 2023/1805, EU ETS for Shipping as per amendments to Directive 2003/87/EC, Marine Environment Protection Committee, 83rd session (MEPC 83)



Value Creation

The largest listed diversified maritime group

Stock-for-Stock Merger

Golden Ocean VALUE

- On 4 March 2025, CMB.TECH NV announced that it had entered into a share purchase agreement with Hemen Holding Limited for the acquisition of 81,363,730 shares in Golden Ocean Group Limited **at a price of 14.49 USD per share**.
- Same will be used in calculation for the exchange ratio.

$14.49 / share

Exchange ratio:
1 GOGL = 0.95 CMBT

$15.23 / share

CMB.TECH VALUE [1]



3,196
2,383
394
795
610
14
39
136
1,426
8,992
6,212
178
2,958
Euronav FMV
Bocimar FMV
Delphis FMV
Bochem FMV
Windcat FMV
Workboats FMV
Contract backlog (MtM)
CMB.TECH Industry& Infra, Other
Participation GOGL
Enterprise Value
(-) Total net debt including debt, future CAPEX, cash like items
Net Working Capital
Total NAV

[1] Golden Ocean and CMB.TECH have each elected an independent broker. Fair Market Value (FMV): average of broker valuations of Fearnleys and Clarkson Valuations Limited basis 28/03/2025 (specific disclaimer on slide 3). CMB.TECH Industry & Infrastructure at cost. Participation GOGL 98,400,203 shares at $14.49 per share. Total net debt including debt, future CAPEX, and cash like items as per projected balance sheet 31/03/2025. CMB.TECH number of shares outstanding: 194,216,835.

The Largest Listed Diversified Maritime Group



Market Cap in $bn (1)
3,31
3,21
2,07
1,79
1,62
1,60
1,59
1,58
1,56
1,50
1,42
1,42
1,34
1,04
1,03
0,96
0,67
0,52
0,37
0,34
0,22
0,11
FRONTLINE
CMB.TECH
+
HAFNIA
CMB.TECH
DHT
STAR BULK
SCORPIO
ZIM
TORM
GOLDEN OCEAN
danaos
TK TEEKAY
SFL
SEANERGY
Pure Play Tankers
Diversified Shipping
Pure Play Dry-Bulk
Pure Play Container

A large and liquid player

Large market capitalisation
among its peers (1)

~$3.2 billion
Market Cap

~38.4%
or
~$1.2 bn
Free float

(1) Non-limitative list of NYSE listed shipping companies – market cap NYSE close 21/04/2025 (source: investing.com)

Leveraging an Anchor Shareholder with Deep Roots in Shipping

CMB

1895
Compagnie Belge Maritime du Congo

104
Years listed on the Brussels stock exchange

~$19.0/s
Dividends 2002 – 2015
~ $803.7 million

~62.5%
2002 – 2015
dividend payout ratio(1)

>100
Historic Capesize vessels owned and/or operated

CMB.TECH EURONAV

2004
Euronav demerges from CMB
(Listing 2004 Euronext Brussels, 2015 NYSE)

21
Years listed on the Brussels stock exchange

~$20.8/s
Dividends 2004 – 2025
~ $ 2.0 billion

~45.0%
2004 – 2025
dividend payout ratio(1)

>100
Historic Crude Tanker vessels owned and/or operated

(1) Pay-out ratio: proportion of earnings a company pays to its shareholders in the form of dividends. Source: own calculations.

A Leading Diversified Maritime Group

1. The largest listed diversified maritime group with close to 40% free float
2. More than 250 modern vessels at the forefront of decarbonisation with a mix of dual fuel fitted, dual fuel ready and modern eco ships
3. Geared up for resilient performance across the shipping cycles with the ability to seize meaningful opportunities
4. Leveraging an anchor shareholder with more than 130 years of experience in shipping
5. A combination of CMB.TECH and Golden Ocean results in an attractive financial profile with close to $1 billion EBITDA excl. capital gain (in 2024)

Compelling value creation opportunity for all stakeholders


SAFETY FIRST
NO SMOKING
MINERAL PORTUGAL
BOCIMAR

CMB.TECH

Marine Divisions

General overview, markets and dry bulk deep dive

Marine Division Market Fundamentals Remain Intact

	TANKERS	DRY-BULK	CONTAINER	CHEMICAL	OFFSHORE WIND
Demand side	• Tonne-mile crude oil: +0.8% in 2025 +1.0% in 2026 • World oil demand (IEA): +730 kb/d in 2025 +690 kb/d in 2026	• Tonne-mile Capesize: +1.0% in 2025 +0.0% in 2026 • China real GDP growth – including tariff effect: +4.0% in 2024 +3.5% in 2025 • China stimulus measures	• TEU-mile: -0.2% in 2025 -5.0% in 2026 • ~6% of global box trade volumes and ~8% of TEU-miles are now 'freshly tariffed'	• Tonne-mile: +3.1% in 2025 +3.1% in 2026 • Global GDP growth adjusted for tariffs effect: +2.8% in 2025	• Projecting 15% (+5.3 GW of capacity growth in Europe across 2025, and 22% (+8.9 GW) for 2026 • Offshore wind capacity in Europe will reach 158 GW (x4 today's level) by 2035
Supply side	• OB/F far below historic averages (VLCC 10.0%, Suezmax 16.8%) • 2025 fleet growth of 0.6% versus tonne-mile demand growth of 0.8% • 17% of the VLCC & Suezmax fleet > 20 years	• OB/F far below historic averages for Capesize 7.96%. Panamax at 13.59% • 27% of Capes > 15 years, 30% of Panamax > 15 years	• The boxship fleet will grow by 6.2% in 2025, and 3.3% in 2026 • Historically high OB/F: 28.6% in 2025 (average over all sizes)	• OB/F ratio at 11.0% of the current core chemical tanker fleet • ~ 53% of the current fleet is older than 15 years • Rising share of product tanker swing tonnage	• European market is set for a significant increase in supply, with 14 CSOVs scheduled for delivery to owners in 2025 • Three CSOVs ordered so far this year
Supply / Demand balance	POSITIVE	POSITIVE	NEGATIVE	CAUTIOUS	POSITIVE
Commercial exposure	**Spot: 29 ships** **Time Charter: 11 ships**	**Spot: 112 ships** **Time Charter: 9 ships**	**Spot: 0 ships** **Time Charter: 5 ships**	**Spot: 2 ships** **Time Charter: 14 ships**	**Spot: 24 ships** **(Short) Time Charter: 43 ships**

Source: Own data representation based Clarksons, IEA, AXS Marine, Goldman Sachs, WTO, IMF


EURONAV
ORION
CMB
.TECH
Euronav
Crude Oil Tankers

Tankers

As per the Q4 2024 earnings release

KEY HIGHLIGHTS

- Trading fleet of 13 VLCC and 18 Suezmax vessels on the water
- Suezmax age distribution:
  - NB-5 years: 9
  - 5-10 years: 4
  - 10-15 years: 4
  - >15 years: 3
- VLCC age distribution:
  - NB-5 years: 5
  - 5-10 years: 2
  - 10-15 years: 9
  - >15 years: 2
- Future-proof tonnage on order: 5 x ammonia powered ECO VLCC, and 2 x ECO Suezmax (NH_3 ready)
- FSOs under TC until 2032
- Suezmax TC
  - Helios under TC (2029)
  - 5 x Cap Series under TC (2026)
  - 2 x NB under TC (2035)
- VLCC TC
  - Fraternity under TC (2026)
  - Daishan under TC (2026)

Q4 2024 PERFORMANCE

IN $ PER VESSEL PER DAY



10,935
37,372
26,437
8,300
VLCC - spot
17,542
38,274
20,732
8,500
Suezmax - spot

Spot rates to date for Q1 2025

VLCC	73% fixed at $31,359 per day
Suezmax	74% fixed at $32,924 per day

OPEX | P&L break-even 2024 / day | Actual Q4 2024 TCE / day



21,551
46,294
24,743
9,250
VLCC -TC
8,282
31,781
23,499
8,600
Suezmax - TC
11,935
87,782
75,847
29,800
FSO - TC

TCE calculations:

- Budget P&L break-even for 2024: includes OPEX (incl. insurance and ship mgt fees), depreciation, interests, special expenses, arrangement fees & pool fees. OPEX as per 2024 budget
- Suezmax Q4 2024 spot rates include time charter profit shares (profit share excluded from Q1 2025 to date)

- FSOs are depreciated to nil value under Qatar's depreciation schedule, all other vessels are depreciated over 20 years to scrap value

Favorable Supply Side Fundamentals Remain Intact



vessels
>20 by 2030
110
100
90
80
70
60
50
40
30
20
10
0
27
25
26
26
14
45
37
44
45
27
8
10
27
57
32
26
30
23
42
8
4
668
107
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
Orders
700
650
600
550
500
450
400
350
300
250
200
150
100
50
0
vessels
Suezmax Deliveries
Suezmax Orderbook
Suezmax Fleet Development

Suezmax >20 years by 2030:

+244 Suezmax

x

NB deliveries by 2028:

~ 110 Suezmax

=

Today's new building orders do not cover the rapidly ageing fleet

+

Crude tanker ton mile growth of +0.8% in 2025, age related productivity losses, and SS increase (21%-25%)

Source: Own data representation based on Clarksons, Pareto

Tariff Impact on: Global GDP, Oil Demand, and Oil Supply

GLOBAL OIL DEMAND


Oil demand
World GDP
1 Effect of tariffs:
Global GDP 3.3% → 2.8%
2,8%
0,9%
2 IEAs GDP elasticity
~0.32 → still '25
oil demand
growth of 0.9%
% growth y-o-y
8
6
4
2
0
-2
-4
-6
-8
-10
2017
2018
2019
2020
2021
2022
2023
2024
2025 (IEA March)
2025 (base)
2025 (low)

SENSITIVITIES

10% reduction in oil prices boosts demand by 0.3%, or 0.3mb/d globally
10% depreciation in the dollar boost ex-US demand by 0.3%, or 0.25mb/d globally
Atlantic Basin, each 1 mb/d of extra crude production requires approximately ~40 VLCCs extra per year
Historic correlation between inventory builds, and rising VLCC rates (contango situation)

DEMAND – SUPPLY IMBLANCE


Inventory change
Global oil production
Global oil demand
+1,6mb/d
104,6
103,0
103,8
102,8
0,1
0,2
0,1
0,8
0,8
-0,4
mb/d
106
105
104
103
102
101
100
0
2,0
1,8
1,6
1,4
1,2
1,0
0,8
0,6
0,4
0,2
0,0
-0,2
-0,4
2022
2023
2024
2025
2026
2027

Oil demand is generally inelastic and is unlikely to slow materially, but the trend change could push oil into inventories, especially as global oil production is set to rise regardless in 2025...basis OPEC+ reduction voluntary cuts and booming Atlantic basin exports of 1 mb/d in 2025

Source: Own data representation based on Goldman Sachs, Clarksons, IEA

Additional Upside (and Volatility) Expected to Materialise

SANCTIONS

- Over Q1 2025, the US sanctioned additional vessels and teapot refineries that were engaged in Iranian trade
- Any CHANGE of today's status quo would be a positive for VLCCs – diplomatic talks between the US and Iran are on-going:
  - A successful agreement could lift sanctions and increase demand for conventional tankers,
  - A breakdown could lead to tighter restrictions and lower Iranian exports, partially offset by increased production from Saudi Arabia
  - For every 0.5 mb/d change in Iranian exports, about 13 compliant VLCCs are needed

RUSSION OIL ON THE WATER REMAINS ELEVATED



mb
mb
2016-2022 Avg.
2025
30
25
20
15
10
5
0
-5
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

IRAN CRUDE/CONDESATE PRODUCTION



mb/d
Iran Crude Production
mb/d
IEA Realized Monthly
Latest:
3.5 mb/d
Room for OPEC+ to jump in?
3.6
3.4
3.2
3.0
2.8
2.6
2.4
2.2
2022
Jul
2023
Jul
2024
Jul
2025
Jul

OFAC sanction list keeps on growing



THE DEPARTMENT OF THE TREASURY
1789

X

Any CHANGE of today's status quo would be a positive for VLCCs

X

Demand growth & supply growth to be transported on compliant fleet

=

"Maximum pressure" policy could/should bring barrels back to the compliant VLCC market – in addition to market growth

Source: Own data representation based on Clarksons, graphs copied from Goldman Sachs


BOCIMAR
MINERAL DEUTSCHLAND
ANTWERPEN

BOCIMAR

GOLDEN OCEAN

CMB.TECH

Bocimar and Golden Ocean

Dry Bulk

Dry bulk

As per the Q4 2024 earnings release

KEY HIGHLIGHTS

- As of January 23rd, 12 super-eco 210,000 DWT Newcastlemaxes on the water exposed to supportive freight markets
- Future-proof tonnage on order – with another 16 Newcastlemaxes to be delivered by Q2 2027 (~1 per month)
- Seven Newcastlemax still to be delivered in 2025
- Fortescue and CMB.TECH sign agreement for ammonia-powered ore carrier
- CMB.TECH and MOL sign landmark agreement for three ammonia-powered Newcastlemax dry bulk carriers

- 18 Newcastlemax: 5.3 years on average, 17 scrubbers installed
- 41 Capesize: 10.5 years on average, 27 scrubbers installed
- 28 Kamsarmax: 6.1 years on average, 8 scrubbers installed
- 4 Panamax: 9.9 years on average, no scrubbers installed
- Overall: 91 vessels, 8.1 years on average, 52 scrubbers installed (57%)
- Low Cash Break-Even (CBE) and premium earnings ($4,500/day above 2024 market indices)
- 6 x Newcastlemax under TC

Q4 2024 PERFORMANCE CMBT

IN $ PER VESSEL PER DAY



OPEX
P&L break-even 2024 / day
Actual Q4 2024 TCE / day
Q1 to date TCE / day
7,598
6,350
22,204
29,802
17,571
Nukes
Q1 TCE to date:
93% fixed at
$17,571 per day
Newcastlemax bulk carrier

TCE calculations:

- Budget P&L break-even for 2024: includes OPEX (incl. insurance and ship mgt fees), depreciation, interests, special expenses, arrangement fees & pool fees
- OPEX as per 2024 budget

Q4 2024 PERFORMANCE GOGL



Actual Q4 2024 TCE / day
Q1 to date TCE / day
24,656
15,100
Capes
Q1 TCE to date:
77% fixed at
$15,100 per day
Capesize bulk carrier



Actual Q4 2024 TCE / day
Q1 to date TCE / day
14,771
9,900
Panamax
Q1 TCE to date:
81% fixed at
$9,900 per day
Panamax bulk carrier

Large Capesize Exposure


China COSCO Shipping 96 (age 10)
CMBT/GOGL 87 (age 6)
Nippon Yusen Kaisha 69 (age 12)
Berge Bulk 59 (age 11)
Winning Intl 59 (age 17)
Eastern Pacific Shpg 50 (age 7)
Mitsui OSK Lines 47 (age 12)
Angelicoussis Group 46 (age 10)
China Merchants 41 (age 11)
K-Line 40 (age 12)
Oldendorff Carriers 36 (age 10)
H-Line Shipping 36 (age 8)
Pan Ocean 35 (age 10)
Cardiff Marine 35 (age 16)
Star Bulk Carriers 33 (age 11)
ICBC 31 (age 6)
Navios Holdings 28 (age 14)
Shandong Marine 27 (age 6)
Polaris Shipping 25 (age 7)
Imabari SB 25 (age 8)
Other 1.340 (age 12)
Average age 11

Large Capesize Exposure

X

Youngest fleet amongst the top 20 ship owners with an average age of ~6 years

X

Ammonia fuel optionality

=

Becoming the preferred partner for large scale industrial dry-bulk shipping

Specific Dry Bulk Market Attractiveness

POSITIVE SUPPLY STORY (TONNAGE) X **SUPPORTIVE DEMAND (TON & MILE)** = **LONG-TERM MARKET ATTRACTIVENESS**

Positive supply story (tonnage)

11.5 years

Cape average age at 35-year historical highs

Order book 150

Order book does not cover rapidly ageing fleet (204 capes >20 y by 2027)

OB/F 7.96%

5 last consecutive years of Order Book to Fleet ratio <8%

NB orders 2028

Constraint shipyard capacity pushing NB options to 2028

15-year special survey

Capes SS 2025: 212#, 2026: 251#, 2027: 214#

CII, EU ETS, Fuel EU

Environmental legislating will impact Cape speed & availability

Supportive demand (ton & mile)

74%

Of global steel production happens in China

82%

Of iron ore used for Chinese steel is imported by sea

49.1 USD/tonne

2024/25/26 average margin for international mining companies (CFR China)

240 MT/Y

New iron ore mining capacity coming online between today and 2027

65% Fe

Simandou iron orde grade versus domestic China 30%Fe (~cost x2-4)

+3% in 2025

Global seaborne iron ore imports (excluding China)

Long-term market attractiveness

&



Capesize / Newcastlemax



Panamax / Kamsarmax

Modern ECO fleet

Eco, NH_3 ready, NH_3 fitted

To become the preferred partner for large scale industrial and future-proof dry-bulk shipping

OB/F and Earnings Potential



10-year-old Cape:
105 mio USD
USD earnings
120.000
110.000
100.000
90.000
80.000
70.000
60.000
50.000
40.000
30.000
20.000
10.000
0
OB/F %
120
110
100
90
80
70
60
50
40
30
20
10
0
Average Capesize Long Run Earnings
Capesize Orderbook % Fleet
Average Age
10-year-old Cape:
43 mio USD
7.96%
10%
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
9,9
10,0
10,1
10,5
10,8
11,0
11,0
11,1
11,4
11,4
10,5
8,8
7,6
7,3
7,4
7,5
7,3
7,5
8,0
8,6
8,7
8,9
9,5
10,1
10,9
11,5

5 consecutive years of an OB/F ratio <8%

X

2025 OB/F ratio at 7.96%

X

Fleet rapidly reaching historical high average age (11.5 y)

X

Constraint shipyard capacity pushing NB options to 2028

=

Consistent low OB/F ratio, ageing fleet, and constraint order book as a proxy of future earnings potential (and vessel values)

Source: Own data representation based on Clarksons Research, Breakwave Advisors, Bloomberg

Skewed Age Distribution



2025 Special Survey 15 years
2024 Special Survey 15 years
+101
vessels
260
240
220
200
180
160
140
120
100
80
60
40
20
0
41
48
58
57
45
111
212
251
214
103
94
88
104
75
51
80
113
88
50
56
32
150
2,027
2,200
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 Orders
Capesize Bulkcarrier Deliveries
Capesize Bulkcarrier Orderbook
Capesize Bulkcarrier Fleet Development
Lowest OB/F ratio since 1996:

Today: 572 Capes >15 years

By 2030, +823 Capes > 20 years (40% of the fleet)

X

New building deliveries by 2027: ~ 150 Capes

=

Today's new building orders do not cover the rapidly ageing fleet

Source: Own data representation based on Clarksons, BRS

Dry Docking to Increase in 2025

CAPE SPECIAL SURVEY



5y SS: ~13.1 days
10y SS: ~15.7 days
15y SS: ~19.4 days
17%
25%
26%
25%
343
511
536
508
+49,0%
2024
2025
2026
2027
Capesize Bulkcarrier Special Survey
% of the total fleet

CAPE PORT CONGESTION (% of fleet – Major Ports)



%
14
13
12
11
10
9
8
7
6
5
4
3
2
1
0
Capesize Line-Up
9
2010
2012
2014
2016
2018
2020
2022
2024

ENVIRONMENTAL LEGISLATION & SPEED INDEX



Index
100
95
90
85
80
0
Bulkcarrier Average Speed
(index 2008 =100)
2005
2010
2015
2020
2025

Up to 50% increase in Cape special surveys in the coming 3 years. Older fleet means longer SS duration

X

Gradual increase to historical port congestion levels as additional upside (potential)

X

Gradually reducing average vessel speed driven by environmental legislation and efficiency

=

Technical off hire and speed reduction further reduces tonnage availability (~ minus 1-2%)

Seaborne and China Iron Ore Demand Drivers

IRON ORE SEABORNE TRADE DRIVERS



Production global mining companies
+ 240 MT/Y 2024-2027
China domestic iron ore prod. (demand sensitive)
137MT 2025 119MT 2026
Green steel & Fe content
CH 30%Fe Global ~65%Fe
India net export (price sensitive)
+6MT 2025 - 5MT 2026
% steel scrap versus irone -ore blast furnace
stable
Steel production and iron ore demand outside China
+6% 2025 +5% 2026
Change in China steel stocks
+15MT 2025 +37MT 2026
China steel demand
-1.3% 2025 -1.1% 2026
China net steel exports (+anti-dumping / tariffs)
Iron ore supply
Iron ore demand
China Iron Ore Import
Seaborne Iron Ore Tonne-Mile Trade
+1.0% 2025 (with Q4 +3%)
+1.0% 2026

IRON ORE PRICES AND BREAK-EVEN LEVELS



Iron Ore Spot Price CFR N China
Vale est. break-even price
BHP/Rio Tintio est. break-even price
$/tonne
180
160
140
120
100
80
60
40
20
0
2006 2008 2010 2012 2014 2016 2018 2020 2022 2024 2026
The 62%Fe Iron Ore Index is at ~$100/t Today
56 USD/tonne

Chinese domestic iron ore declines further: cheaper to import high grade overseas iron ore

X

A wave of new supply, mostly from Australia, Brazil and Guinea – with a cost curve (CFR) below iron ore price forecast

X

Iron ore price forecast at $90/tonne in Q4 2025 and $80/tonne in Q42026

=

Creating a positive sentiment for global mining of iron ore – a supportive environment for seaborne trade

Source: Own data representation based on Clarksons Research, Goldman Sachs, Bloomberg

Other Commodities, Other Regions

BAUXITE SEABORNE TRADE

Est. bauxite trade growth ~4.1% per year over 2024/26



M Tonnes
220
200
180
160
140
120
100
80
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
Bauxite Seaborne Trade

CHINA - INDIA – JAPAN SEABORNE COAL IMPORT

Est. thermal coal (representing 68% of all coal) trade growth ~1.0% per year over 2024/26



M Tonnes
450
400
350
300
250
200
150
100
50
0
2004
2006
2008
2010
2012
2014
2016
2018
2020
2022
2024
2026
India Seaborne Coal Imports
China Seaborne Coal Imports
Japan Seaborne Coal Imports

GRAIN

Est. grain trade growth ~2.4% per year over 2024/26 (tonne-mile adj.)



B Tonne-Miles
4.500
4.000
3.500
3.000
2.500
2.000
1.500
1.000
2005
2010
2015
2020
2025
2030
World Seaborne Grain Trade (incl. soybeans)

Chinese domestic bauxite production declined by 16% in 2024 – and is being substituted by global seaborne import (Guinea)

X

Continued growth in Indian coal imports. In addition, China has challenges in domestic mines (cfr. import as substitution solution)

X

Retaliatory tariffs could impact China/ US grain and soybean trade – however to be substituted by export from a.o. Brazil

=

Seaborne bauxite and grain trade supportive for seaborne dry-bulk shipping, whilst coal trade stabilises in the next two years

Source: Own data representation based on Clarksons, Kepler Cheuvreux, SEB

Both Supply and Demand Drive Market Attractiveness

POSITIVE SUPPLY STORY (TONNAGE OB/F and AGE)	X	SUPPORTIVE DEMAND (TON & MILE)	=	LONG-TERM MARKET ATTRACTIVENESS

20-YEAR LONG RUN HISTORICAL EARNINGS



Capesize Long Run Historical Earnings
Panamax/Kamsarmax Long Run Historical Earnings
USD/day
115.000
110.000
105.000
100.000
95.000
55.000
50.000
45.000
40.000
35.000
30.000
25.000
20.000
15.000
10.000
5.000
0
2004
2006
2008
2010
2012
2014
2016
2018
2020
2022
2024
2026

BALTIC 5TC INDEX SEASONALITY (25 YEAR AVERAGE)



Newcastlemax Seasonality
%
30
25
20
15
10
5
0
-5
-10
-15
-20
-25
-13
-23
-11
-13
-5
-6
-4
-2
11
26
21
22
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

Source: Own data representation based on Clarksons Research, Bloomberg

DELPHIS


CMA CGM DOLOMITES
intellian
inmarsat

CMB.TECH

Delphis

Container vessels

Containers

As per the Q4 2024 earnings release

KEY HIGHLIGHTS

- 4 x super-eco 6,000 TEU ice class container feeder vessels on the water. Newbuilding program of the 6,000 TEU ice class completed and all operational under a 10-year time charter contract to CMA CGM
- 1 x 1,400 TEU dual fuel NH3 on order to be delivered in July 2026 (Qingdao Yangfan Shipbuilding) – under 15-year time charter contract
- Evolving US trade policy poses risks for demand, with concerns around new tariffs on trade between the US and China ➔ ~6% of global box trade volumes and ~8% of TEU-miles are now 'freshly tariffed'
- Red Sea rerouting remains the key driver of the container freight market outlook, currently providing a ~11% uplift to TEU-mile demand. The situation is clearly uncertain, but a return to widespread boxship routings through the region looks unlikely in the short term, however, this imposes a downside risk in the medium to long-term

SUNSET APPROACHING?



SCFI Comprehensive Container Freight Rate Index
5.000
4.000
3.000
2.000
1.000
0
Q1-2020
Q2-2020
Q3-2020
Q4-2020
Q1-2021
Q2-2021
Q3-2021
Q4-2021
Q1-2022
Q2-2022
Q3-2022
Q4-2022
Q1-2023
Q2-2023
Q3-2023
Q4-2023
Q1-2024
Q2-2024
Q3-2024
Q4-2024
Q1-2025

Delphis has **no** spot exposure

Q4 2024 PERFORMANCE

IN $ PER VESSEL PER DAY



10,348
29,378
19,030
5,550
6000 TEU container vessel
OPEX
P&L break-even 2024 / day
Actual Q4 2024 TCE / day

TCE calculations:

- Budget P&L break-even for 2024: includes OPEX (incl. insurance and ship mgt fees), depreciation, interests, special expenses, arrangement fees & pool fees
- OPEX as per 2024 budget


BOCHEM
CMB
.TECH
Bochem
Chemical tankers

Chemical

As per the Q4 2024 earnings release

KEY HIGHLIGHTS

- Trading fleet of six chemical tankers on the water
- Newbuilding orderbook:
  - 2 x chemical tankers (NH_3 ready): 2025
  - 2 x product tankers (CH_3OH fitted): 2026
  - 4 x chemical tankers (NH_3 ready): 2028 // 2 x chemical tankers (NH_3 fitted): 2029
- Favorable long-term contract exposure: 2 x Pool, 6 x 10-year TC, 6 x 7-year TC
- With current spot rates hovering 25–30% below last year's exceptional levels, there is risk that upcoming COA rate renewals will be adjusted lower in the coming quarters
- Looking further ahead, the MR market is expected to be a key focus, as the limited chemical tanker order book and stable demand fundamentals make swing-tonnage from MR product tankers a crucial factor for chemical earnings in 2025/2026

Q4 2024 PERFORMANCE

IN $ PER VESSEL PER DAY



5,907
6,450
18,556
24,463
750
6,450
18,556
19,306
25K DWT chemical tanker Pool
25K DWT chemical tanker TC
OPEX
P&L break-even 2024 / day
Actual Q4 2024 TCE / day

TCE calculations:

- Budget P&L break-even for 2024: includes OPEX (incl. insurance and ship mgt fees), depreciation, interests, special expenses, arrangement fees & pool fees
- OPEX as per 2024 budget

1 YEAR TC 19,999 DWT CHEMICAL TANKER (STAINLESS STEEL)



1 Year Timecharter Rate 19,999 dwt Stainless Steel Chemical Tanker
25.000
20.000
15.000
10.000
5.000
0
Q1-2020 Q2-2020 Q3-2020 Q4-2020 Q1-2021 Q2-2021 Q3-2021 Q4-2021 Q1-2022 Q2-2022 Q3-2022 Q4-2022 Q1-2023 Q2-2023 Q3-2023 Q4-2023 Q1-2024 Q2-2024 Q3-2024 Q4-2024 Q1-2025
Bochem has only limited spot exposure

Source: Own data representation based on Clarksons, SEB


WINDCAT
HALONG SHIPBUILDING Co.
CMB
.TECH
Windcat
COSVs and CTVs

Offshore wind and oil & gas

As per the Q4 2024 earnings release

KEY HIGHLIGHTS

- The US market is facing increasing political headwinds, and projects not already at an advanced stage, will struggle to move forward in the coming years
- Offshore wind markets are driven mainly locally from a geographical perspective. Limited spill over effects expected from changes in US offshore wind market to the EU market
- Most key vessel segments remain fully utilised in Europe, attributed to strong demand from both offshore wind and oil and gas industries
- **CTV**
  - Windcat has 53 CTVs on the water
  - 8 additional CTVs on order, all with H_2 dual fuel fitted engines
  - Windcat CTV market operates mainly under short term time charter contracts (3 months up to 5 years), resulting in a contract backlog of $ ~86 mio (March 2025)
  - Typical seasonal market with highest utilisation over the summer period. Long-term awareness by charterers that there could be a lack of vessels in 2026, and in the following years – hence supportive for long-term rate trends
- **CSOV**
  - Windcat has six CSOV on order – with the first delivery in Q2 2025
  - The CSOV market is sold out for H1 2025, with tight availability expected to persist into Q3 2025 until newbuilds arrive and vessels return from summer campaigns
  - While OEMs for turbines and cables, along with contractors and developers, remain key charterers, several pending oil and gas tenders were finalised during Q1 2025



Q4 2024 PERFORMANCE


18,461
15,500
32,451
50,912
CSOV

TCE calculations:

- CSOV TCE rate is based on forecast time charter rate (incl. other income)
- Budget P&L break-even for 2024: includes OPEX (incl. insurance and ship mgt fees), depreciation, interests, special expenses, arrangement fees & pool fees
- OPEX as per 2024 budget

IN $ PER VESSEL PER DAY

- Forecast TCE / day
- OPEX
- P&L break-even 2024 / day
- Actual Q4 2024 TCE / day
- Q1-to-date TCE/day


879
1,642
2,064
2,943
3,060
CTV



Q&A

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CMB .TECH


GOLDEN NIMBUS
MAJURO

CMB.TECH

Annex

CMBT & GOGL Combined Available Days [1]

Legend: Time Charter (Days) / Spot (Days)

NUKE/CAPESIZE

	2025	2026	2027	2028
Time Charter (Days)	349	593	1.095	1.095
Spot (Days)	27.436	30.361	30.660	30.660
Total	27,785	30,954	31,755	31,755

KAMSAR/PANAMAX

	2025	2026	2027	2028
Time Charter (Days)	0	0	0	0
Spot (Days)	11.680	11.680	11.680	11.680
Total	11,680	11,680	11,680	11,680

TOTAL (excl. other)

	2025	2026	2027	2028
Time Charter	12.5%	11.8%	11.6%	12.3%
Spot	87.5%	88.2%	88.4%	87.7%
Total	55,874	62,431	65,856	66,618

Bulk (71%) ⇔ Oil (32%)

Bulk (65%) ⇔ Oil (22%)

VLCC

	2025	2026	2027	2028
Time Charter (Days)	636	303	0	0
Spot (Days)	4.109	5.337	6.496	6.570
Total	4,745	5,640	6,496	6,570

SUEZMAX

	2025	2026	2027	2028
Time Charter (Days)	2.545	2.237	1.095	1.095
Spot (Days)	4.390	5.212	6.570	6.570
Total	6,935	7,449	7,665	7,665

CHEMICAL/PRODUCT

	2025	2026	2027	2028
Time Charter (Days)	1.564	2.291	2.920	3.471
Spot (Days)	730	733	730	732
Total	2,294	3,024	3,650	4,203

FSO

	2025	2026	2027	2028
Time Charter (Days)	730	730	730	730
Spot (Days)	0	0	0	0
Total	730	730	730	730

CONTAINER

	2025	2026	2027	2028
Time Charter (Days)	1.460	1.613	1.825	1.825
Spot (Days)	0	0	0	0
Total	1,460	1,613	1,613	1,613

NEWBUILDING CSOV

	2025	2026	2027	2028
Time Charter (Days)	60	0	0	0
Spot (Days)	185	1.341	2.055	2.190
Total	245	1,341	2,055	2,190

OTHER

	2025	2026	2027	2028
Time Charter (Days)	12.020	6.493	5.502	3.274
Spot (Days)	10.063	17.610	18.953	21.181
Total	22,082	24,103	24,455	24,455

Assumptions:

- **Golden Ocean fleet included for 100% for FY 2025 (combined fleet)**
- Spot days and Time Charter (TC) days provide the total available days - aligned with newbuilding delivery schedules
- OTHER: 61 x CTV's, 2 x 5,000 DWT coaster, 2 x ferry, 1 x Tugboat, 1 x MPHUV

[1] Estimation of available days basis fleet on 15/04/2025, basis current time charter contracts and new building delivery schedule as per 15/04/2025.

Attractive Combined Financial Profile[1]

FY 2024

In $m, unless otherwise stated	CMB.TECH	GOLDEN OCEAN	PRO FORMA
Revenue	940	776	1,716
EBITDA excl. capital gain	515 *55% margin*	429 *55% margin*	944 *55% margin*
Net leverage	54.9%[2]	37.7%[2]	49.3%
Liquidity	344[3]	279[3]	623
Dividends	$5.72 per share	$1.05 per share	$6.77 per share

[1] Revenue, EBITDA, Liquidity, and Dividends based on published FY 2024 numbers. Revenues incl. voyage expenses for CMBT, Revenues excl. voyage expenses for GOGL. Liquidity based on management numbers
[2] Loan-to-value: based on valuations from brokers and debt on bank and lease financings, excluding SFL Corporation Ltd. leases (basis 31/12/2024)
[3] Includes undrawn available revolving credit facilities and commercial paper, and excludes restricted cash (basis 31/12/2024)

Balance Sheet – GOGL & CMBT conso illustrative(1)

in k USD	ACTUAL DRAFT 31/12/2024	ILLUSTRATIVE 31/03/2025	ILLUSTRATIVE 30/06/2025	VAE	VAE ILLUSTRATIVE 30/06/2025
ASSETS					
NON-CURRENT ASSETS	**3.434.226**	**7.522.579**	**7.646.426**		**9.077.736**
Property, plant and equipment	3.269.427	7.120.006	7.241.353	1.431.310	8.672.663
Prepayments	1.657	1.657	1.657		1.657
Investment property	0	0	0		0
Intangible assets / goodwill	16.187	167.707	167.707		167.707
Financial assets	136.882	223.135	225.635		225.635
Deferred tax assets	10.074	10.074	10.074		10.074
CURRENT ASSETS	**470.819**	**619.967**	**697.964**		**697.964**
TOTAL ASSETS	**3.905.046**	**8.142.547**	**8.344.390**		**9.775.700**
EQUITY					
EQUITY	**1.192.324**	**2.630.360**	**2.629.986**		**4.061.296**
Equity attributable to equity holders of the Company	1.192.324	1.213.557	1.259.951	1.431.310	2.691.261
Non-controlling interest	0	1.416.804	1.370.035		1.370.035
NON-CURRENT LIABILITIES	**2.320.066**	**4.861.297**	**5.037.821**		**5.037.821**
Loans and borrowings	2.318.569	4.859.799	5.036.324		5.036.324
Trade and other payables	0	0	0		0
Deferred tax liabilities	438	438	438		438
Employee benefits	1.060	1.060	1.060		1.060
Provisions	0	0	0		0
CURRENT LIABILITIES	**392.656**	**650.889**	**676.583**		**676.583**
TOTAL EQUITY and LIABILITIES	**3.905.046**	**8.142.547**	**8.344.390**		**9.775.700**
Equity / Total Assets	30,53%	32,30%	31,52%		41,54%
Cash & Cash Equivalents	343.826	413.363	462.412		462.412
Current Assets versus Current Liabilities	383.121	215.151	238.506		238.506

(1) The Balance Sheet is provided for illustrative purposes only, is not a pro forma, is not based on historical financial data and has not been reviewed by CMB.TECH's auditors.

Iron Ore Incremental Volumes <u>and</u> Additional Ton-mile



Beauxite project in Guinea
2024: 137 MT/Y → 2025: 156 MT/Y
Bon Ami **6 MT/Y – 10 MT/Y**
Koumbia project **3.5 MT/Y**
Societe Miniere de Boke **10 MT/Y**
Sangaredo Mine TDB
Niagara Bauxite Project TBD
RioTinto
Alcoa
ARROW MINERALS
Simandou iron ore project in Guinea
Start 2025,100% by 2028
WCM **60 MT/Y**
Simfer **60 MT/Y**
RioTinto
WCS
Iron Ore import port
Qingdao (China)
Vale iron ore projects in Brazil
2024: 320-330 MT/Y → 2026: 340-360 MT/Y
Serra Sul S11D (63% 2024) **15 MT/Y**
Capanema (83% 2024) **15 MT/Y**
Vargem Grande (96% 2024) **15 MT/Y**
VALE
Namibia CMB.TECH project
(H2/NH3 production)
CMB.TECH
Rio Tinto iron ore projects in Australia
2024: 323-338 MT/Y → ~2027: 345-360 MT/Y
Rhodes Ridge project
RioTinto
BHP iron ore projects in Australia
2024: 287 MT/Y → ~2027: 305-330 MT/Y
Ramp-up South Flank
PDP1 port de-bottlenecking
BHP
CMB.TECH
+ 240 MT/Y or + 335 Nukes

210 DWT Nuke @95% loading doing 3,6 round voyages per year

Brazil to Port Qingdao ~11,100 Nautical Miles	Guinea to Port Qingdao ~11,100 Nautical Miles	Port Hedland to Port Qingdao ~3,500 Nautical Miles

Source: Own data representation based on Clarksons, Rio Tinto, Vale, Arrow, Bloomberg



CMB.TECH

Joris Daman
HEAD OF INVESTOR RELATIONS AND ESG

joris.daman@cmb.tech
+32 498 61 71 11